SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                          -----------------------

                                SCHEDULE 13D
                               (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                       CAPSTEAD MORTGAGE CORPORATION
          -------------------------------------------------------
                              (NAME OF ISSUER)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
          -------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                14067E 10 0
          -------------------------------------------------------
                               (CUSIP NUMBER)

                             Randal A. Nardone
                   Chief Operating Officer and Secretary
                    Fortress Registered Investment Trust
                        1301 Avenue of the Americas
                          New York, New York 10019
                               (212) 798-6100
          -------------------------------------------------------
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:

                             J. Gregory Milmoe
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                               (212) 735-3000

                              January 12, 2000
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box | |.


CUSIP NO. 14067 10 0                  13D                 PAGE 2 OF  14 PAGES
         -----------

----------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FORTRESS CAP LLC (I.R.S. EMPLOYER IDENTIFICATION NUMBER [     ])
----------------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) |_|
         NOT APPLICABLE                                                                               (b) |_|
----------------------------------------------------------------------------------------------------------------

   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------

   4     SOURCE OF FUNDS
         NOT APPLICABLE
----------------------------------------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       |_|

----------------------------------------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
----------------------------------------------------------------------------------------------------------------

     NUMBER OF           7       SOLE VOTING POWER                   - 0 -
      SHARES             ---------------------------------------------------------------------------------------
   BENEFICIALLY
     OWNED BY            8       SHARED VOTING POWER                 - 10,756,000 -
       EACH              ---------------------------------------------------------------------------------------
     REPORTING           9       SOLE DISPOSITIVE POWER              - 0  -
    PERSON WITH          ---------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER            - 10,756,000 -
----------------------------------------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -10,756,000 -
----------------------------------------------------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|
         NOT APPLICABLE
----------------------------------------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.05% (BASED ON 45,719,023 SHARES OF COMMON STOCK OUTSTANDING AS
         OF JANUARY 20, 2000 AND ASSUMING CONVERSION OF THE PREFERRED STOCK
         BENEFICIALLY OWNED BY THE REPORTING PERSON)
----------------------------------------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON
         OO
----------------------------------------------------------------------------------------------------------------



CUSIP NO. 14067 10 0                 13D                   PAGE 3 OF 14 PAGES
         ------------

----------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FORTRESS REGISTERED INVESTMENT TRUST (I.R.S. EMPLOYER IDENTIFICATION NUMBER [   ])
----------------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) |_|
         NOT APPLICABLE                                                                                (b) |_|
----------------------------------------------------------------------------------------------------------------

   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------

   4     SOURCE OF FUNDS
         WC
----------------------------------------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       |_|
----------------------------------------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
----------------------------------------------------------------------------------------------------------------

     NUMBER OF           7       SOLE VOTING POWER            - 0 -
      SHARES
   BENEFICIALLY          ---------------------------------------------------------------------------------------
     OWNED BY            8       SHARED VOTING POWER          - 10,756,000 -
       EACH              ---------------------------------------------------------------------------------------
     REPORTING
    PERSON WITH          9       SOLE DISPOSITIVE POWER       - 0  -

                         10      SHARED DISPOSITIVE POWER     - 10,756,000 -
----------------------------------------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -10,756,000 -
----------------------------------------------------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|
         NOT APPLICABLE
----------------------------------------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.05% (BASED ON 45,719,023 SHARES OF COMMON STOCK OUTSTANDING AS
         OF JANUARY 20, 2000 AND ASSUMING CONVERSION OF THE PREFERRED STOCK
         BENEFICIALLY OWNED BY THE REPORTING PERSON)
----------------------------------------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON
         OO
----------------------------------------------------------------------------------------------------------------




CUSIP NO. 14067 10 0                   13D                 PAGE  4 OF 14 PAGES
         ------------

----------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FORTRESS INVESTMENT FUND LLC    (I.R.S. EMPLOYER IDENTIFICATION NUMBER [   ])
----------------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) |_|
         NOT APPLICABLE                                                                               (b) |_|
----------------------------------------------------------------------------------------------------------------

   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------

   4     SOURCE OF FUNDS
         NOT APPLICABLE
----------------------------------------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       |_|
----------------------------------------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
----------------------------------------------------------------------------------------------------------------

     NUMBER OF           7       SOLE VOTING POWER                   - 0 -
      SHARES
   BENEFICIALLY          ---------------------------------------------------------------------------------------
     OWNED BY
       EACH              8       SHARED VOTING POWER                 - 10,756,000 -
     REPORTING           ---------------------------------------------------------------------------------------
    PERSON WITH
                         9       SOLE DISPOSITIVE POWER              - 0  -

                         10      SHARED DISPOSITIVE POWER            - 10,756,000 -
----------------------------------------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -10,756,000 -
----------------------------------------------------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|
         NOT APPLICABLE
----------------------------------------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.05% (BASED ON 45,719,023 SHARES OF COMMON STOCK OUTSTANDING AS
         OF JANUARY 20, 2000 AND ASSUMING CONVERSION OF THE PREFERRED STOCK
         BENEFICIALLY OWNED BY THE REPORTING PERSON)
----------------------------------------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON
         OO
----------------------------------------------------------------------------------------------------------------



CUSIP NO. 14067 10 0                    13D               PAGE  5 OF 14 PAGES
         ------------

----------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC    (I.R.S. EMPLOYER IDENTIFICATION
         NUMBER [   ])
----------------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) |_|
         NOT APPLICABLE                                                                               (b) |_|
----------------------------------------------------------------------------------------------------------------

   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------

   4     SOURCE OF FUNDS
         NOT APPLICABLE
----------------------------------------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       |_|
----------------------------------------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
----------------------------------------------------------------------------------------------------------------

     NUMBER OF           7       SOLE VOTING POWER                   - 0 -
      SHARES
   BENEFICIALLY          ---------------------------------------------------------------------------------------
     OWNED BY            8       SHARED VOTING POWER                 - 10,756,000 -
       EACH              ---------------------------------------------------------------------------------------
     REPORTING           9       SOLE DISPOSITIVE POWER              - 0  -
    PERSON WITH          ---------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER            - 10,756,000 -
----------------------------------------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -10,756,000 -
----------------------------------------------------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|
         NOT APPLICABLE
----------------------------------------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.05% (BASED ON 45,719,023 SHARES OF COMMON STOCK OUTSTANDING AS
         OF JANUARY 20, 2000 AND ASSUMING CONVERSION OF THE PREFERRED STOCK
         BENEFICIALLY OWNED BY THE REPORTING PERSON)
----------------------------------------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON
         OO
----------------------------------------------------------------------------------------------------------------



ITEM 1.                    SECURITY AND ISSUER.

                  This statement relates to shares of the common stock, $0.01 par value per share ("Common Stock"), of Capstead Mortgage Corporation, a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at: 8401 North Central Parkway, Dallas, TX 75225.

ITEM 2.                    IDENTITY AND BACKGROUND.

                  Fortress Cap LLC is a Delaware limited liability company ("Cap LLC") that is wholly owned by its sole member, Fortress Registered Investment Trust, a Delaware business trust ("Fortress Trust"). All issued and outstanding shares of beneficial interest of Fortress Trust are owned by Fortress Investment Fund LLC, a Delaware limited liability company ("Fortress Fund"), the managing member of which is Fortress Fund MM LLC, a Delaware limited liability company. Fortress Fund has no directors or executive officers. The managing member of Fortress Fund MM, LLC is Fortress Fund MM Inc., a Delaware corporation. Fortress Principal Investment Group LLC, a Delaware limited liability company ("FPIG"), is the holder of all the issued and outstanding common stock of Fortress Fund MM Inc. Fortress Principal Investment Holdings LLC, a Delaware limited liability company ("FPIH"), is the sole member of FPIG. The address of each of the above-referenced entities in this Item 2 is 1301 Avenue of the Americas, 42nd Floor, New York, New York 10019 and the principal business of each such entity is real estate-related investments.

                  Set forth on Annex A to this Amendment to the Schedule 13D is a listing of the directors and executive officers of Fortress Fund MM Inc. and the members of FPIH (collectively, the "Covered Persons"), the present principal occupation or employment of each of the Covered Persons and the business address of each of the Covered Persons. Each of the Covered Persons is a United States citizen. The trustees of Fortress Trust will be disclosed promptly hereafter in an amendment hereto.

                  None of the above-referenced entities in this Item 2 or, to the best of their knowledge, the Covered Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding a violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Cap LLC obtained the funds to purchase the Preferred Stock (as defined in Item 4 hereof) from its working capital. In addition, if necessary, Cap LLC will obtain the funds needed to purchase shares of Common Stock, if any, in the open market as described in Item 4, from its working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

                  On December 23, 1999, Fortress Investment Corp., a Maryland corporation ("FIC") and Fortress Trust entered into an Asset Purchase Agreement (as amended on January 5, 2000, the "Asset Purchase Agreement"), pursuant to which Fortress Trust agreed to purchase from FIC on or before January 31, 2000 (i) 5,378,000 shares of the Issuer's newly created $0.56 Cumulative Convertible Preferred Stock, Series C (the "Series C Preferred Stock") and 5,378,000 shares of the Issuer's newly created $0.40 Cumulative Convertible Preferred Stock, Series D (the "Series D Preferred Stock") (together, the "Preferred Stock") and (ii) all of FIC's rights and obligations in and to any agreements relating to FIC's acquisition of the Preferred Stock, including, but not limited to, the Supplemental Agreement (as defined below) (the "Assets").

                  On January 12, 2000, FIC and Fortress Cap LLC, a newly created and wholly-owned subsidiary of FIC, entered into an Assignment Agreement pursuant to which FIC assigned all its right, title and interest in the Assets to Cap LLC. The sale of the Assets pursuant to the Asset Purchase Agreement was thereafter consummated through the sale to Fortress Trust of all of FIC's right, title and interest in Cap LLC for $51,200,000 (the amount initially paid by FIC for the Preferred Stock) plus accrued dividend and out-of-pocket expenses.

                  Each share of Series C Preferred Stock is convertible into one share of Common Stock and has a liquidation preference of $6.89 per share. Each share of Series D Preferred Stock is convertible into one share of Common Stock and has a liquidation preference of $4.76 per share. The Preferred Stock held by Cap LLC represents an ownership interest in the Issuer of 19.05 percent, based on 45,719,023 shares of Common Stock outstanding as of January 20, 2000 and assuming full conversion of the Preferred Stock. The Articles Supplementary to the Issuer's Charter with respect to the Preferred Stock contain certain anti-dilution provisions which will cause the number of shares of Common Stock into which the Preferred Stock will be convertible to be adjusted upon the occurrence of dilutive events.

                  In connection with FIC's initial investment in the Preferred Stock, the Issuer's Board of Directors (the "Board") (i) approved an immediate increase in the number of Directors serving on its Board from six to eight and appointed Mr. Wesley R. Edens, Chief Executive Officer and Chairman of FIC, and Mr. Robert I. Kauffman, President of FIC, to fill the newly created vacancies on the Board and (ii) authorized the Issuer to enter into a Supplemental Agreement to the Stock Purchase Agreement (as amended on January 21, 2000, the "Supplemental Agreement"'). The Supplemental Agreement contemplates that, at the Issuer's next annual meeting of stockholders to be held no later than May 31, 2000 (the "Annual Meeting"), the Issuer's stockholders will vote upon the election to the Board of the following individuals (the "Proposal"): Wesley R. Edens, Robert I. Kauffman and two nominees of Messrs. Edens and Kauffman, who shall be independent directors.

                  The Supplemental Agreement (as assigned to Cap LLC) also provides that if, among other things, Capstead's stockholders approve the Proposal at the Annual Meeting, Cap LLC or an affiliate of Cap LLC will, within the six-month period following the date of the Annual Meeting, acquire no less than five million shares of Common Stock through, at Cap LLC's option (i) open-market purchases, (ii) the conversion of Preferred Stock or
         (iii) a combination thereof. Purchases by Cap LLC and/or its affiliates of Common Stock through the date of the Annual Meeting shall be considered as part of such five million shares. If the obligation to acquire Common Stock pursuant to the Supplemental Agreement were fulfilled by Cap LLC solely through open-market purchases, then Cap LLC's ownership interest in Capstead would be approximately 27.9 percent, based on 45,719,023 shares of Common Stock outstanding as of January 20, 2000 and assuming full conversion of the Preferred Stock.

         The Supplemental Agreement also provides as follows:

         o Until the earlier to occur of (i) the approval of the Proposal at the Annual Meeting and the consummation of the actions contemplated thereby, (ii) Cap LLC's receipt of the Put/Call Payment (defined below), (iii) the expiration of the 30 day period following the date of the Annual Meeting and (iv) April 30, 2000 (the "Transition Period"), the Issuer shall conduct its business only in the ordinary course, in accordance with prudent practice and consistent with past practice established in 1999.

         o Cap LLC has the right to cause the Issuer to purchase from Cap LLC all, but not less than all, of the outstanding Preferred Stock (the "Fortress Put"), for a price equal to 103% of the purchase price of the Preferred Stock plus accrued and unpaid dividends thereon (the "Put/Call Payment") if:

                  (a) the Proposal, as discussed above, is not approved by the Issuer's stockholders at the Annual Meeting on or before May 31, 2000; or

                  (b) during the Transition Period, the Issuer shall not have conducted its business in the ordinary course (other than actions taken outside such scope at the request or with the approval of Cap
                           LLC) or there shall have been a material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Issuer, whether or not arising in the ordinary course of business (except a material adverse change directly resulting from any action taken at the request or with the approval of Cap LLC or a material adverse change resulting from adverse economic conditions in the industry in which the Issuer operates).

         o The Issuer can cause Cap LLC to sell to it all, but not less than all, of the Preferred Stock (the "Capstead Call") for the Put/Call Payment if the Proposal is not approved at the Annual Meeting.

         o The Fortress Put and the Capstead Call shall expire upon the expiration of the 30 day period following the Annual Meeting.

         o In the event of a change in control of the Issuer (as defined in the Supplemental Agreement) after the Annual Meeting and prior to December 9, 2004, except for certain business combinations approved by Cap LLC, Cap LLC can cause the Issuer to purchase from Cap LLC all, but not less than all, of the Preferred Stock outstanding at such time (the "Change in Control Put") for the original per share purchase price of the Preferred Stock plus accrued and unpaid dividends thereon.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  See numbers 7-11 of the cover pages to this Schedule 13D for the information required by Item 5.

                  None of Fortress Fund MM LLC, Fortress Fund MM Inc., FPIG, FPIH or the Covered Persons directly owns any securities of the Issuer. However, by reason of their status as directors and/or officers Fortress Fund MM Inc., members of FPIG or managing members of the entities set forth in Item 2, such entities and the Covered Persons may be deemed to be the beneficial owners of the Preferred Stock and shares of the Common Stock owned directly or beneficially by Cap LLC, Fortress Trust and Fortress Fund. Cap LLC, Fortress Trust and Fortress Fund have been advised that each of Fortress Fund MM LLC, Fortress Fund MM Inc., FPIG, FPIH and the Covered Persons disclaims beneficial ownership of the Preferred Stock and any shares of the Common Stock from time to time owned directly or beneficially by Cap LLC, Fortress Trust and Fortress Fund.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  See Item 4 to this Schedule 13D for the information required by Item 6.

ITEM 7.                    MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1 Asset Purchase Agreement, dated as of December 23, 1999, by and between Fortress Investment Corp. and Fortress Registered Investment Trust.

    Exhibit 2 Amendment No. 1 to the Asset Purchase Agreement, dated as of January 5, 2000, by and between Fortress Investment
                 Corp. and Fortress Registered Investment Trust.

    Exhibit 3 Supplemental Agreement to the Stock Purchase Agreement, dated as of December 9, 1999, by and between Fortress
                 Investment Corp. and Capstead Mortgage Corporation

    Exhibit 4 Amendment No. 1 to the Supplemental Agreement to the Stock Purchase Agreement, dated as of January [ ], 2000 by and between Fortress Cap LLC and Capstead Mortgage Corporation

    Exhibit 5 Joint Filing Agreement, dated as of January 21, 2000, by and between Fortress Cap LLC, Fortress Registered
                 Investment Trust and Fortress Investment Fund LLC.



                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 21, 2000


                                    FORTRESS REGISTERED
                                    INVESTMENT TRUST


                                 By:  /s/ Randal A. Nardone
                                    ----------------------------------------
                                    Randal A. Nardone
                                    as Secretary and Chief Operating Officer



                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 21, 2000


                                  FORTRESS CAP LLC


                           By:   /s/ Randal A. Nardone
                                 ----------------------------------------------
                                  Randal A. Nardone
                                  as Secretary and Chief Operating Officer
                                      of Fortress Registered Investment Trust,
                                      sole member of Fortress Cap LLC




                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 21, 2000


                                  FORTRESS INVESTMENT FUND, LLC


                           By: /s/ Randal A. Nardone
                               ------------------------------------------------
                               Randal A. Nardone
                               as Chief Operating Officer and Secretary of
                               Fortress Fund MM, LLC, managing member
                               of Fortress Investment Fund, LLC



                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 21, 2000


                                 FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC


                                 By:  /s/ Randal A. Nardone
                                    ----------------------------------------
                                    Randal A. Nardone
                                    as Secretary



                                                                      ANNEX A


                      DIRECTORS AND EXECUTIVE OFFICERS
                         OF FORTRESS FUND MM, INC.

         The name and principal occupation of each of the executive officers and directors of Fortress Fund MM, Inc. are listed below. Except as set forth below, the principal business address of each of the executive officers and directors of Fortress Fund MM, Inc. is 1301 Avenue of the Americas, 42nd Floor, New York, NY 10019.

         NAME                                      PRINCIPAL OCCUPATION
----------------------------------------------------------------------------------------------
Wesley R. Edens            Chief Executive Officer and Chairman of the Board of Directors of
                           Fortress Investment Corp.
Robert I. Kauffman         President and Director of Fortress Investment Corp.
Randal A. Nardone          Chief Operating Officer and Secretary of Fortress Investment Corp.
Erik P. Nygaard            Chief Information Officer and Treasurer of Fortress Investment Corp.


                       MEMBERS OF FORTRESS PRINCIPAL
                          INVESTMENT HOLDINGS, LLC

         The name and principal occupation of each of the members of Fortress Principal Investment Holdings, LLC are listed below. Except as set forth below, the principal business address of each of the members of Fortress Principal Investment Holdings, LLC, Inc. is 1301 Avenue of the Americas, 42nd Floor, New York, NY 10019.

               NAME                                        PRINCIPAL OCCUPATION
----------------------------------------------------------------------------------------------------

Wesley R. Edens           Chief Executive Officer and Chairman of the Board of Directors of
                          Fortress Investment Corp.
Robert I. Kauffman        President and Director of Fortress Investment Corp.
Randal A. Nardone         Chief Operating Officer and Secretary of Fortress Investment Corp.
Erik P. Nygaard           Chief Information Officer and Treasurer of Fortress Investment Corp.
----------------